Exhibit 99.1

ALTAGAS ANNOUNCES DIRECTOR RETIREMENT

Calgary, Alberta (August 1, 2019)

AltaGas Ltd. (AltaGas) (TSX: ALA) announced today that Catherine Best has made the decision to retire from her position as a director on the Board.

“On behalf of the Board, I’d like to thank Kay for her valuable insight, financial oversight, passion and dedication over the past eight years,” said Pentti Karkkainen, Chair of the Board of AltaGas. “Kay served as a member of the Board during a time of tremendous transformation and change at the organization, and her presence will be missed.”

During her tenure, Ms. Best served on both the Audit Committee and the Human Resources and Compensation Committee. Ms. Best’s role on the Audit Committee has been filled by Ms. Cynthia Johnston.

Succession planning remains an area of focus for AltaGas’ Board. As it pursues future recruitment, AltaGas looks to continue to complement its existing Board profile with the skills and experience to match the evolving needs of the organization and AltaGas’ strategic objectives.

About AltaGas

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “focus”, “future”, “continue” and similar expressions suggesting future events or future performance, as they relate to AltaGas are intended to identify forward-looking statements. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: future recruitment and succession planning for the AltaGas Board..

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation those factors discussed under the heading “Risk Factors” in AltaGas’ AIF for the year ended December 31, 2018. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as, planned or expected, and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.